Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was released by Quartz on July 22, 2021, and the following press release was released on July 22, 2021. A copy of the article and press release are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Quartz Article

The climate tech SPAC boom is just beginning

COURTESY HELIOGEN

Heliogen, a concentrating solar power startup, went public through a SPAC in July.

FROM OUR OBSESSION

The climate economy

Every industry can be part of the solution — or part of the ongoing problem.

By Tim McDonnell

Climate reporter

Published 1 hour ago

The hype surrounding special purpose acquisition companies (SPACs), may be cooling off after a year in which they were the hottest new thing on Wall Street. But the companies—which are designed to merge with or acquire a promising startup that needs quick access to a lot of capital without the expense, time, and regulatory hassle of a traditional initial public offering—are well-suited to tackling the climate change crisis. SPACs are just beginning to heat up for climate tech.

Phyllis Newhouse learned that first-hand this month. After a two-decade career working on cybersecurity in the US military, Newhouse decided to take a stab leading a tech company in the private sector. She joined forces with venture capitalist Isabelle Freidheim to launch Athena Technology Acquisition Corp., an all-female-led SPAC that went public in March with a value of $250 million.

Newhouse wasn’t picky about the type of company Athena would target. She combed through two dozen startups in a range of different sectors. “We just wanted to look for a company that had an innovative, game-changing solution in their industry,” she said. “But our criteria was very strict. We were looking for innovation, we were looking for readiness to go public, and a great management team.”

The company Athena eventually chose was the only one working on energy or climate change: California-based Heliogen, which was founded in 2013 by longtime solar energy entrepreneur Bill Gross and received early seed funding from Bill Gates. Heliogen builds concentrating solar-thermal arrays, in which a field of mirrors directs sunlight toward a tower where the heat (reaching up to 1,800 degrees Fahrenheit in Heliogen’s technology) is collected and either converted into electricity or funneled directly into a factory furnace.

The basic technology has been around for decades, but Newhouse was impressed by two of Heliogen’s innovations: an algorithm that directs the mirrors to achieve maximum efficiency, and the plant’s small footprint which allows it to be sited alongside energy-hungry industrial facilities rather than in remote deserts.

Athena merged with Heliogen on July 7, raising $415 million in cash and taking the solar company public with a $2 billion valuation. The money, Gross said in an interview, comes at a time when the company’s target customer base—carbon-intensive sectors like steel or cement manufacturers that lack many options for decarbonization—is banging down his door in response to mounting pressure from lawmakers, investors, and the public to demonstrate action on climate. ArcelorMittal, the world’s largest steel producer, is a shareholder and anchor customer, Gross said.

“The market wanted more than we could deliver” as a private company, he said. “More financing allows us to be the leader in this space.”

Climate tech is leading SPAC world

Heliogen isn’t alone. At least 28 climate tech startups have been acquired by SPACs, and since the beginning of 2020, these have raised at least $7.5 billion, according to data compiled by Silicon Valley Bank (SVB). Most are in the business of low-carbon transportation. Recent examples include electric bus manufacturer Proterra, EV battery maker SES, and rooftop solar financier Sunlight Financial. According to the accounting firm CohnReznick, at least 50 more SPACs are currently hunting for climate-related acquisitions.

Despite the number of climate SPACs dropping from nine in the first quarter of 2021 to just three in the second quarter, SVB projects that around $37 billion could flow to climate tech startups through SPACs in the next 24 months.

“Climate tech is leading the march into SPAC world,” said Kelly Belcher, a managing director focused on energy at SVB. Belcher cautioned, however, that private investment in public equity (PIPE) financing, in which a public company sells shares at a special price directly to specific investors as a way to raise money for acquisitions, seems to be reaching a “saturation point” and slowing down, which could temper expectations for SPACs across the board. PIPE funds are commonly employed to sweeten SPAC deals; in the Heliogen case, it amounted to 40% of the deal.

Why climate tech going public is good for

A SPAC’s success largely depends on the ability of founders, such as Heliogen’s Newhouse, to spot future market trends and opportunities that other investors miss or aren’t ready to fund. In a rapidly warming world in need of complex new solutions, investors with subject-matter expertise are sometimes best suited to find the next blockbuster company on the edge of a new technology.

“What SPACs do is allow industry experts to raise money and go find a diamond in the rough,” said Travis Wofford, vice-chair of mergers and acquisitions at the law firm Baker Botts. “Why are so many of these clean tech? It’s because high-growth industries focused on new technologies require smart people who can see the potential in a technology and a business. It doesn’t matter if you have the cure for cancer if no one will give you the money to develop the drug.”

Climate tech startups are also particularly likely to benefit from a SPAC, Wofford said, because they tend to require a large amount of capital to build expensive hardware like a solar farm or a vehicle factory (compared to, say, a piece of app software). Startups tends to secure a higher valuation through a SPAC than they might through conventional IPO, Wofford said.

In the future, Wofford said, SPACs could even become a useful tool for legacy fossil fuel companies to speed up their transition to cleaner sources of revenue. Climate startups that are just launching today could find themselves merged with SPACs sponsored by the very companies they’re aiming to up-end. “A large oil and gas company,” he said, “would have even more opportunities to bring expertise in evaluating these cleantech targets.”

It will take decades to see which climate SPACs are truly successful

For now, climate-related SPACs are performing well compared to other sectors. Share prices of climate startups that went public through a SPAC in 2020 rose 131% on average between the merger and the end of the year, compared to 50% in all sectors.

There was a notable outlier that vividly illustrates the perils of going public too early: Lordstown Motors, a maker of electric trucks that went public through a SPAC in October 2020. Aiming to rival Tesla, the company is foundering after its share price collapsed, investors sued and the federal government began investigating its former CEO for misrepresenting sales prospects—all before it produced a single truck.

The Lordstown debacle was precipitated by premature hype, immature technology, and a SPAC whose leader was under immense pressure to ink a deal but had little expertise with the clean-tech sector. But even for companies that are performing well so far, the real test won’t come for another decade or two until the global energy transition is further along.

If today’s clean tech SPAC sponsors made good bets, the companies they acquired will be titans of the new economy. If not, they could be a colossal waste of investors’ money.

II.	Press Release

Bloom Energy and Heliogen Join Forces to Harness the Power of the Sun to Produce Low-Cost Green Hydrogen

July 22, 2021 07:30 AM Eastern Daylight Time

PASADENA, Calif. & SAN JOSE, Calif.--(BUSINESS WIRE)--Heliogen and Bloom Energy (NYSE: BE) today announced plans to produce green hydrogen using only concentrated solar power and water, further accelerating the world’s progress toward a zero-carbon future.

By combining near 24/7 carbon-free power and steam, generated by Heliogen’s Sunlight Refinery solar power generation system, with Bloom Energy’s highly efficient solid oxide electrolyzer, the companies will produce green hydrogen that can replace fossil-derived fuels in commercial and industrial applications. Bloom Energy’s electrolyzers operating on steam are nearly 30 percent more efficient than low-temperature electrolyzers, such as polymer electrolyte membrane (PEM) and alkaline. The complementary technologies make for economically viable green hydrogen production, on par with hydrogen produced from photovoltaic solar generation.

“We developed our AI-powered Sunlight Refinery knowing that green hydrogen is a key element in decarbonizing global transport,” said Bill Gross, founder and chief executive officer, Heliogen. “By coupling our technology with Bloom Energy’s electrolyzers, we can produce this crucially important fuel at an attractive price point. We will further enhance our Sunlight Refinery’s technology with the addition of Bloom Energy’s market-leading technology, and we have found a committed and invaluable partner in our mission to help decarbonize the entire global economy.”

According to the International Energy Agency, the industrial sector is responsible for more than one-third of the world’s energy consumption, while cement production alone is the source of seven percent of global carbon emissions. Industrial companies are particularly well-suited for low-cost, large-scale hydrogen utilization given the substantial energy requirements and notable CO2 emissions.

“We are always on the lookout for complementary technology to accelerate the path to zero and negative carbon, and that’s exactly what we plan to do with Heliogen,” said Venkat Venkataraman, executive vice president and chief technology officer, Bloom Energy. “By providing efficient and more cost-effective hydrogen production, we believe we can drive rapid adoption of green hydrogen to accelerate the zero-carbon energy transition in these industries.”

The companies’ first integrated solution is intended to be deployed at Heliogen’s facility in Lancaster, California by the end of 2021.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in all sectors of the economy and empowering a sustainable future. The company’s Sunlight Refinery aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, and hydrogen fuels at scale for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 7, 2021, Heliogen announced a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: https://heliogen.com/investor-center/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Bloom Energy

Bloom Energy’s mission is to make clean, reliable energy affordable for everyone in the world. Bloom Energy’s product, the Bloom Energy Server, delivers highly reliable and resilient, always-on electric power that is clean, cost-effective, and ideal for microgrid applications. Bloom Energy’s customers include many Fortune 100 companies and leaders in manufacturing, data centers, healthcare, retail, higher education, utilities, and other industries. For more information, visit www.bloomenergy.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as “anticipates,” “could,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates,” “can,” “may,” “will,” “would” and similar expressions identify such forward-looking statements. These statements include, but are not limited to, expectations regarding the collaboration efforts between the two companies; expectations for economically viable green hydrogen production; ability to drive rapid adoption of green hydrogen; and expectations related to the first integrated solution and its timing of deployment. These statements should not be taken as guarantees of results and should not be considered an indication of future activity or future performance. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties, including those included in the risk factors section of Bloom Energy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and other risks detailed in Bloom Energy’s SEC filings from time to time. Bloom Energy undertakes no obligation to revise or publicly update any forward-looking statements unless if and as required by law.

Contacts

Bloom Energy Contacts:

For Media:
Erica Osian
Bloom Energy
401.714.6883
erica.osian@bloomenergy.com

For Investors:
investor@bloomenergy.com

Heliogen Contacts:

For Media:
Press@Heliogen.com

For Investors:
Caldwell Bailey
ICR, Inc.
HeliogenIR@icrinc.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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